UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

June 30, 2014

Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
+44 20 1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices)

Lombard Medical Technologies, Inc.
15420 Laguna Canyon Road
Suite 260
Irvine, CA 92618

(Name, Address, Including Area Code, of Agent for Service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

          Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Lombard Medical Inc. dated June 30, 2014, announcing the exhibition of the company’s AorfixTM Endovascular stent graft at the 18th international experts’ symposium, Critical Issues in Aortic Endografting.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

		By:	/s/ Ian Ardill

Ian Ardill
Chief Financial Officer

Date:	June 30, 2014

Index to Exhibits

Exhibit No.	Description of Exhibit
99.1

Press Release of Lombard Medical Inc. dated June 30, 2014, announcing the exhibition of the company’s AorfixTM Endovascular stent graft at the 18th international experts’ symposium, Critical Issues in Aortic Endografting.